                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           FOR THE MONTH OF OCTOBER 2014

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TELECOM ITALIA: EXECUTED AMENDED AGREEMENTS FOR THE SALE OF INTEREST IN TELECOM ARGENTINA

•

The total aggregate consideration and payments contemplated by the agreement for the sale of the entire shareholding remains unchanged at USD 960 million

•

Of such amount, USD 113.7 million has already been received since November 2013; a further USD 215.7 million is expected to be received on the first Closing by the end of October

•

The sale of the 51% controlling interest in Sofora and receipt of the remaining consideration is expected within the next two and one-half years, subject to Argentinean regulatory clearance

•

Guarantees of performance by Fintech secured by pledge of collateral with a value of USD 600.6 million

•

In the meantime no material change in the corporate governance of the Argentinean companies

Rome, 25 October 2014

Pursuant to the mandate of its Board of Directors, Telecom Italia accepted yesterday an offer from the Fintech Group to amend and restate the original existing agreement, signed on 13 November, 2013, for the acquisition of Telecom Italia’s entire interest in Telecom Argentina, held by Telecom Italia and Telecom Italia International through Sofora Telecomunicaciones and Nortel Inversora, and other related assets.  The total aggregate consideration and payments contemplated by the agreement remains unchanged at USD 960 million.

Under the amended agreement, the sale of the 51% controlling interest in Sofora is conditional upon obtaining regulatory approval by the Argentine Secretaría de Comunicaciones and will not occur until after such approval is obtained.  That sale is expected to occur within the next two and one-half years.  In the interim, a 17% minority interest in Sofora will be sold to Fintech during October 2014.

Of the total aggregate consideration and payments: (i) USD 113.7 million has been received prior to today’s date (a) pursuant to the terms of the original agreement with Fintech, in respect of the sale to Fintech of liquid assets held at the time by Tierra Argentea (a company controlled by Telecom Italia) and (b) in respect of amounts already reserved for dividends by Sofora; (ii) USD 215.7 million will be paid as consideration for the sale to Fintech of a 17% minority interest in Sofora held by Telecom Italia International and other related assets, which is expected to occur by the end of October; and (iii) a further USD 550.6 million will be paid as consideration for the sale of the 51% controlling interest in Sofora held by Telecom Italia and Telecom Italia International.

The remaining USD 80 million will be paid, with portions paid only following closing of the sale of Telecom Italia’s 51% controlling interest in Sofora to Fintech, pursuant to additional agreements related to the transaction, including an agreement to continue providing the Telecom Argentina companies technical support and other services for up to three years, the waiver by Telecom Italia of certain rights under, as well as amendments to, the current shareholders’ agreement relating to Telecom Argentina with the Werthein Group.

If the sale of 51% of Sofora to Fintech is not completed within two and one-half years, Telecom Italia may then elect to either (i) terminate the agreement with Fintech and receive a six-month call option to purchase (or designate a Telecom Italia Group company to purchase) the 17% minority interest in Sofora previously sold to Fintech pursuant to an agreed formulation or (ii) pursue a sale of its 51% controlling interest in Sofora to a third party purchaser, subject to applicable regulatory approval and as to which Fintech has agreed to guarantee that Telecom Italia will receive an overall amount of at least USD 630.6 million. After such third party sale is consummated, if the overall amount received in connection with such approved sale exceeds the purchase price amount guaranteed by Fintech, any excess will be allocated between the parties according to an agreed formula.

If Telecom Italia is unable to complete a sale to a third party purchaser within a further two and one-half years, the agreement with Fintech will be terminated, Fintech will pay Telecom Italia an amount of USD 175 million and Telecom Italia will receive a six-month call option to purchase (or designate a Telecom Italia Group company to purchase) the 17% minority interest in Sofora previously sold to Fintech pursuant to an agreed formulation.

Telecom Italia has received certain guarantees of performance under the agreements with Fintech, secured by the pledge of collateral by Fintech with a value of USD 600.6 million. In connection with this arrangement, Telecom Italia International will issue a note to be subscribed by Fintech, which will be pledged by Fintech to Telecom Italia and Telecom Italia International. The note will be guaranteed by Telecom Italia, constituting a related-party transaction, on arm’s length terms, between the parent company (Telecom Italia S.p.A.) and its fully owned subsidiary (Telecom Italia International N.V.), below the materiality thresholds set forth by the Telecom Italia Group’s internal procedure for related-party transactions. As a result, no information document on this specific transaction will be filed. According to the aforementioned procedure, such a guarantee will be scrutinized by Telecom Italia Control and Risk Committee.

The cash proceeds of such note of USD 600.6 million will increase the liquidity position of the Telecom Italia Group, without changing its Net Financial Position.

The majority of Sofora’s Board of Directors will continue to be appointed by Telecom Italia Group until receipt of Argentine regulatory approval and closing of the sale of Telecom Italia’s 51% controlling interest in Sofora. No material change in the corporate governance of the Argentinean companies is foreseen.

Telecom Italia presently holds an economic interest of 19.3% in the Business Unit Argentina, which reported revenues in 2013 of 27.3 billion Argentine Pesos (Euro 3.7 billion) with an EBITDA margin of 27.6%.

Telecom Italia Ufficio Stampa +39 06 3688 2610 http://www.telecomitalia.com/media Telecom Italia Investor Relations +39 02 8595 4131 http://www.telecomitalia.com/investor_relations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. The Group's interim report as of and for the six months ended June 30, 2014 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. our ability to successfully implement our strategy over the 2014-2016 period;

2. the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4. the impact of political developments in Italy and other countries in which we operate;

5. our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6. our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7. our ability to successfully implement our internet and broadband strategy;

8. our ability to successfully achieve our debt reduction and other targets;

9. the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10. the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11. our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13. the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14. our ability to manage and reduce costs;

15. any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16. the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      October 27th, 2014

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Umberto Pandolfi
                                                  ---------------------------------
                                                      Umberto Pandolfi
                                                      Company Manager